UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                        America West Holdings Corporation
                            -------------------------
                                (Name of Issuer)

                 Class B Common Stock, par value $.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    023657208
                                    ---------
                                 (CUSIP Number)

                                September 8, 2003
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

                               The Seminole Funds
   Paul C. Shiverick and Michael G. Messner, Principals and Reporting Persons
                         150 East 52nd Street, 29th Fl.
                               New York, NY 10022
                                -----------------
                               Identity of Filers

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                    ----------------------
CUSIP No.  023657208                  13G                   Page 2  of  9  Pages
           -----------                                          ---    ---
----------------------                                    ----------------------
---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Paul C. Shiverick
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,899,300
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            1,899,300
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,899,300
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

           N/A
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.8%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

---------------------                                     ----------------------
CUSIP No.  023657208                  13G                   Page 3  of  9  Pages
           ---------                                            ---    ---
---------------------                                     ----------------------
---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Michael G. Messner
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,899,300
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            1,899,300
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,899,300
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

           N/A
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.8%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

Item 1(a):          Name of Issuer:
---------           --------------

                    America West Holdings Corporation (the "Company").

Item 1(b):          Address of Issuer's Principal Executive Offices:
---------           -----------------------------------------------
                    111 West Rio Salado Parkway
                    Tempe, AZ 85281

Items 2(a)          Name of Person Filing; Address of Principal
and 2(b):           Business Office:
--------            ---------------

                    This statement relates to securities held by the Seminole group of private investment funds (the "Seminole Funds"), consisting of (i) two private investment partnerships (the "Partnerships"), (ii) an offshore investment fund (the "Offshore Fund"), and (iii) two institutional managed accounts (the "Managed Accounts"). This statement is filed on behalf of the Seminole Funds by its reporting persons Messrs. Paul C. Shiverick and Michael G. Messner, in their capacities as (i) principals of Seminole Capital Management Co., Inc., which acts as investment manager to the Fund and the Managed Accounts, and (ii) general partners to the Partnerships. The principal business address of the Seminole Funds, and of each reporting person, is 150 East 52nd Street, 29th Fl., New York, NY 10022.

Item 2(c):          Citizenship:
---------           -----------

                    Messrs. Shiverick and Messner are United States citizens.


Item 2(d):          Title of Class of Securities:
---------           ----------------------------

                    Class B Common Stock, par value $.01 per share ("Common Stock")

Item 2(e):          CUSIP Number:
---------           ------------
                    023657208

Item 3:             If this statement is filed pursuant to Rules 13d-1(b) or
-------             --------------------------------------------------------
                    13d-2(b) or (c), check whether the person filing is a:
                    ------------------------------------------------------

                (a) [ ] Broker or dealer registered under Section 15 of the Act,
                (b) [ ] Bank as defined in Section 3(a)(6) of the Act,
                (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
                        Act,
                (d) [ ] Investment Company registered under Section 8 of the
                        Investment Company Act of 1940,
                (e) [ ] Investment Adviser in accordance with Rule
                        13d-1(b)(1)(ii)(E),
                (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
                (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
                (h) [ ] Savings Association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act,
                (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
                (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4:             Ownership:
------              ---------

                    The following states the beneficial ownership of the reporting persons as of September 12, 2003. This report relates to the same shares of Common Stock which may be deemed to be owned (i) directly (in the aggregate) by the Offshore Fund, the Managed Accounts, and the Partnerships, none of which individually beneficially own more than 5% of the class; and (ii) indirectly by Messrs. Shiverick and Messner, who, as principals of Seminole Capital Management Co., Inc. and general partners of the Partnerships, share the power to direct the vote or disposition of such securities.

                A.  Mr. Shiverick.

                    (a) Amount beneficially owned: Mr. Shiverick is deemed to have beneficial ownership of 1,899,300 shares of Common Stock by virtue of his position as a principal of Seminole and as a general partner of the Partnerships. Mr. Shiverick shares voting and dispositive power over his holdings of Common Stock with Mr. Messner, the Offshore Fund, the Managed Accounts and the Partnerships.

                    (b)  Percent of class: 5.8%.

                    (c)  Number of shares as to which such person has:
                         (i) Sole power to vote or direct the vote: -0-
                         (ii) Shared power to vote or direct the vote: 1,899,300

                    (iii) Sole power to dispose or direct the disposition: -0-
                    (iv)  Shared power to dispose or direct the disposition:
                          1,899,300

                B.  Mr. Messner.

                    (a) Amount beneficially owned: Mr. Messner is deemed to have beneficial ownership of 1,899,300 shares of Common Stock by virtue of his position as a principal of Seminole and as a general partner of the Partnerships. Mr. Messner shares voting and dispositive power over his holdings of Common Stock with Mr. Shiverick, the Offshore Fund, the Managed Accounts and the Partnerships.

                    (b)  Percent of class: 5.8%.

                    (c)  Number of shares as to which such person has:

                    (i)   Sole power to vote or direct the vote: -0-
                    (ii)  Shared power to vote or direct the vote: 1,899,300
                    (iii) Sole power to dispose or direct the disposition: -0-
                    (iv)  Shared power to dispose or direct the disposition:
                          1,899,300


Item 5:             Ownership of Five Percent or Less of a Class:
------              Not Applicable
                    --------------------------------------------


Item 6:             Ownership of More than Five Percent on Behalf of Another
-------             Person:
                    --------------------------------------------------------

                    The Partnerships, the Offshore Fund, and the Managed Accounts have the right to receive dividends from and the proceeds of the sale of the subject securities owned by such entities. None of such parties owns beneficially more than 5% of the class.

Item 7:             Identification and Classification of the Subsidiary Which
------              Acquired the Security Being Reported on By the Parent
                    Holding Company:
                    ---------------------------------------------------------

                    Not Applicable.

Item 8:             Identification and Classification of Members of the Group:
------              ----------------------------------------------------------

                    Not Applicable.

Item 9:             Notice of Dissolution of Group:
------              ------------------------------

                    Not Applicable.

Item 10:            Certification:
-------             -------------

                    By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 18, 2003



                                        /s/ Paul C. Shiverick
                                        ----------------------------------
                                        Paul C. Shiverick



                                        /s/ Michael G. Messner
                                        ----------------------------------
                                        Michael G. Messner

JOINT FILING AGREEMENT

The undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement is and all amendments to such statement are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on September 18, 2003.




                                       /s/ Paul C. Shiverick
                                       -------------------------------
                                       Paul C. Shiverick



                                       /s/ Michael G. Messner
                                       -------------------------------
                                       Michael G. Messner